August 25, 2025

Robert Vreeland
Chief Financial Officer
Clean Energy Fuels Corp.
4675 MacArthur Court, Suite 800
Newport Beach, CA 92660

       Re: Clean Energy Fuels Corp.
           Form 10-K for the Fiscal Year ended December 31, 2024
           Filed February 24, 2025
           File No. 001-33480
Dear Robert Vreeland:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Energy &
Transportation